
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 1 June 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS Announcement – Receipt of statement of objections from European Commission after investigation into the paraffin wax industry and termination of US investigation

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Receipt of statement of objections from European Commission after investigation into the paraffin wax industry and termination of US investigation

On 1 June 2007, Sasol Wax GmbH and Sasol Wax International AG, both located in Hamburg, Germany, announced they had received a statement of objections from the European Commission on 31 May 2007, setting out the results of the European Commission's investigation into alleged anticompetitive behaviour by members of the European paraffin wax industry.

According to the document, several European paraffin wax companies, including Sasol Wax International AG and Sasol Wax GmbH, have collectively infringed applicable antitrust laws.

In a previous statement, Sasol Wax GmbH and Sasol Wax International AG said that they had cooperated fully with the European Commission and would continue to support the Commission in its investigation.

Sasol Wax International AG, the holding company of Sasol Wax GmbH, is a wholly owned subsidiary of the Sasol Group of companies. Sasol formed a joint venture with the Schümann paraffin wax business in Hamburg in 1995. Initially called Schümann Sasol International AG, the business was re-named Sasol Wax International AG in 2002 when Sasol acquired 100% of the shares.

According to the European Commission's findings, the alleged violation of antitrust laws by the paraffin wax businesses in Europe had commenced before Sasol became a shareholder in that business.

Furthermore, the US Department of Justice investigation into Sasol Wax and other companies active in the wax business in the US, which was announced in April 2005, has been closed. The Department of Justice informed Sasol Wax on 2 May 2007 that it had closed the investigation and would not take action against Sasol Wax.

In Sasol's financial year 2005/06, Sasol Wax had an operating profit of €35,4 million, representing 1,3% of Sasol group operating profit.

1 June 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 June 2007

By: /s/ N L Joubert

Name: Nereus Louis Joubert

Title: Company Secretary